Exhibit 99.1

CENOVUS ENERGY INC.

Pricing Agreement

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC

As Representatives of the several
Underwriters named in Schedule I hereto,

c/o	Merrill Lynch, Pierce, Fenner & Smtih
Incorporated
One Bryant Park
New York, New York 10036

August 12, 2013

Ladies and Gentlemen:

Cenovus Energy Inc., a Canadian corporation (the “Corporation”), proposes, subject to the terms and conditions stated herein and in the Cenovus Energy Inc.—Debt Securities—Standard Provisions, dated as of August 12, 2013, (the “Standard Provisions”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”).  The Standard Provisions are incorporated herein by reference in their entirety, and shall be deemed to be a part of this Pricing Agreement to the same extent as if such Standard Provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement.  Each reference to the Representatives herein and in the provisions of the Standard Provisions so incorporated by reference shall be deemed to refer to you.  Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined.  The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 13 of the Standard Provisions and the addresses of the Representatives referred to in such Section 13 are set forth at the end of Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the U.S. Prospectus, and a supplement to the Canadian Prospectus, respectively, relating to the Designated Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission and the Reviewing Authority.

Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Corporation agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Corporation, at the time and place and at the respective purchase prices to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.

This Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Pricing Agreement may be executed by any one or more of the parties hereto in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

[Signature pages follow]

2

If the foregoing is in accordance with your understanding, please sign and return to us one for the Corporation and each of the Representatives plus one for each counsel counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this Pricing Agreement and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Corporation.  It is understood that your acceptance of this Pricing Agreement on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Corporation for examination upon request, but without warranty on the part of the Representatives as to the authority of the signers thereof.

Very truly yours,

CENOVUS ENERGY INC.

By:	/s/ Brian C. Ferguson
	Name:	Brian C. Ferguson
	Title:	President & Chief Executive
Officer

By:	/s/ Ivor M. Ruste
	Name:	Ivor M. Ruste
	Title:	Executive Vice-President &
Chief Financial Officer

[Signature Page to Pricing Agreement]

Accepted and agreed as of the date first above written:

Merrill Lynch, Pierce, Fenner & Smtih
Incorporated

By:	/s/ Keith Harman
Name: Keith Harman
Title: Managing Director

Barclays Capital Inc.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Maria Sramek
Name: Maria Sramek
Title: Executive Director

Acting on behalf of themselves and as the Representatives of the several Underwriters

[Signature Page to Pricing Agreement]

SCHEDULE I

3.800% Notes due 2023

Underwriter	Principal Amount of Designated Securities to be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	82,125,000
Barclays Capital Inc.	70,875,000
J.P. Morgan Securities LLC	70,875,000
Morgan Stanley & Co. LLC	34,875,000
RBC Capital Markets, LLC	34,875,000
TD Securities (USA) LLC	34,875,000
BMO Capital Markets Corp.	16,875,000
BNP Paribas Securities Corp.	16,875,000
CIBC World Markets Corp.	16,875,000
Credit Suisse Securities (USA) LLC	16,875,000
RBS Securities Inc.	16,875,000
Scotia Capital (USA) Inc.	16,875,000
Mitsubishi UFJ Securities (USA), Inc.	6,750,000
Mizuho Securities USA Inc.	6,750,000
SMBC Nikko Securities America, Inc.	6,750,000
Total	US$	450,000,000

5.200% Notes due 2043

Underwriter	Principal Amount of Designated Securities to be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	63,875,000
Barclays Capital Inc.	55,125,000
J.P. Morgan Securities LLC	55,125,000
Morgan Stanley & Co. LLC	27,125,000
RBC Capital Markets, LLC	27,125,000
TD Securities (USA) LLC	27,125,000
BMO Capital Markets Corp.	13,125,000
BNP Paribas Securities Corp.	13,125,000
CIBC World Markets Corp.	13,125,000
Credit Suisse Securities (USA) LLC	13,125,000
RBS Securities Inc.	13,125,000
Scotia Capital (USA) Inc.	13,125,000
Mitsubishi UFJ Securities (USA), Inc.	5,250,000
Mizuho Securities USA Inc.	5,250,000
SMBC Nikko Securities America, Inc.	5,250,000
Total	US$	350,000,000

SCHEDULE II

3.800% Notes due 2023

Title of Designated Securities:	3.800% Notes due 2023 (the “2023 Designated Securities” and, together with the 2043 Designated Securities (as defined below), the “Designated Securities”).

Aggregate principal amount:	US$450,000,000

Price to Public:	99.112% of the principal amount of the 2023 Designated Securities, plus accrued interest, if any, from August 15, 2013 to the date of delivery.

Purchase Price by Underwriters:

98.462% of the principal amount of the 2023 Designated Securities, plus accrued interest, if any, from August 15, 2013 to the date of delivery (0.650% of the principal amount represents the commission payable by the Corporation to the Underwriters).

Form of Designated Securities:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Time of Delivery at the office of DTC or its agent.

Specified funds for payment of purchase price:	Federal (same-day) funds.

Applicable Time:	3:59 p.m. (New York City time) on the date of this Pricing Agreement.

Time of Delivery:	9:00 a.m. (New York City time), August 15, 2013.

Indenture:	Indenture dated August 17, 2012, between the Corporation and The Bank of New York Mellon, as Trustee.

Pricing Disclosure Package; Additional Documents:	None

Maturity:	September 15, 2023

Interest Rate:	3.800%

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2014.

Record Dates:	March 1 and September 1 of each year.

Redemption Provisions:

The 2023 Designated Securities may be redeemed, in whole or in part, at any time or from time to time prior to June 15, 2023 (the date that is three months prior to the maturity date of the 2023 Designated Securities), at the option of the Corporation, at a redemption price equal to the greater of:

(i)    100% of the principal amount of the 2023 Designated

Securities to be redeemed, and

(ii)    the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Designated Securities to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the Prospectus) plus 20 basis points, in either case, plus accrued interest thereon to the date of redemption.

The 2023 Designated Securities may also be redeemed, in whole or in part, on or after June 15, 2023 (the date that is three months prior to the maturity date of the 2023 Designated Securities), at a redemption price equal to 100% of the principal amount of the 2023 Designated Securities to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Sinking Fund Provisions:	No sinking fund provisions.

Defeasance provisions:	As set forth in Article Fourteen of the Indenture.

Closing location:	Norton Rose Fulbright Canada LLP Suite 3700, 400 3rd Avenue SW Calgary AB T2P 4H2 Canada

Names and addresses of Representatives:	Designated Representatives: Merrill Lynch, Pierce, Fenner & Smtih Incorporated 50 Rockefeller Plaza NY1-050-12-01 New York, New York 10020 Attention: High Grade Transaction Management / Legal

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attention of: Syndicate Registration

Fax: (646) 834-8133

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Attention:  Investment Grade Syndicate Desk

5.200% Notes due 2043

Title of Designated Securities:	5.200% Notes due 2043 (the “2043 Designated Securities”).

Aggregate principal amount:	US$350,000,000

Price to Public:	99.602% of the principal amount of the 2043 Designated Securities, plus accrued interest, if any, from August 15, 2013 to the date of delivery.

Purchase Price by Underwriters:

98.727% of the principal amount of the 2043 Designated Securities, plus accrued interest, if any, from August 15, 2013 to the date of delivery (0.875% of the principal amount represents the commission payable by the Corporation to the Underwriters).

Form of Designated Securities:

Book-entry only form represented by one or more global securities deposited with DTC or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Time of Delivery at the office of DTC or its agent.

Specified funds for payment of purchase price:	Federal (same-day) funds.

Applicable Time:	3:59 p.m. (New York City time) on the date of this Pricing Agreement.

Time of Delivery:	9:00 a.m. (New York City time), August 15, 2013.

Indenture:	Indenture dated August 17, 2012, between the Corporation and The Bank of New York Mellon, as Trustee.

Pricing Disclosure Package; Additional Documents:	None

Maturity:	September 15, 2043

Interest Rate:	5.200%

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2014.

Record Dates:	March 1 and September 1 of each year.

Redemption Provisions:

The 2043 Designated Securities may be redeemed, in whole or in part, at any time or from time to time prior to March 15, 2043 (the date that is six months prior to the maturity date of the 2043 Designated Securities), at the option of the Corporation, at a redemption price equal to the greater of:

(iii)    100% of the principal amount of the 2043 Designated Securities to be redeemed, and

(iv)    the sum of the present values of the remaining scheduled payments of principal and interest on the 2043 Designated Securities to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-

day months) at the Adjusted Treasury Rate (as defined in the Prospectus) plus 25 basis points,

in either case, plus accrued interest thereon to the date of redemption.

The 2043 Designated Securities may also be redeemed, in whole or in part, on or after March 15, 2043 (the date that is six months prior to the maturity date of the 2043 Designated Securities), at a redemption price equal to 100% of the principal amount of the 2043 Designated Securities to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Sinking Fund Provisions:	No sinking fund provisions.

Defeasance provisions:	As set forth in Article Fourteen of the Indenture.

Closing location:	Norton Rose Fulbright Canada LLP Suite 3700, 400 3rd Avenue SW Calgary AB T2P 4H2 Canada

Names and addresses of Representatives:	Designated Representatives: Merrill Lynch, Pierce, Fenner & Smtih Incorporated 50 Rockefeller Plaza NY1-050-12-01 New York, New York 10020 Attention: High Grade Transaction Management / Legal

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attention of: Syndicate Registration

Fax: (646) 834-8133

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Attention: Investment Grade Syndicate Desk

SCHEDULE III

(a)  Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

Roadshow dated August 12, 2013

(b)  Additional Documents Incorporated by Reference:

None

SCHEDULE IV

FINAL TERM SHEET

US$800,000,000

Cenovus Energy Inc.

US$450,000,000 3.800% Notes due 2023 (the “2023 Notes”)
US$350,000,000 5.200% Notes due 2043 (the “2043 Notes”)

	2023 Notes	2043 Notes

Issuer	Cenovus Energy Inc.	Cenovus Energy Inc.

Principal Amount	US$450,000,000	US$350,000,000

Trade Date	August 12, 2013	August 12, 2013

Settlement Date	August 15, 2013 (“T+3”)	August 15, 2013 (“T+3”)

Maturity Date	September 15, 2023	September 15, 2043

Interest Payment Dates	Semi-annually on March 15 and September 15, beginning March 15, 2014	Semi-annually on March 15 and September 15, beginning March 15, 2014

Pricing Benchmark	UST 2.500% due August 15, 2023	UST 2.875% due May 15, 2043

Benchmark Yield	2.607%	3.696%

Spread	+130 bps	+153 bps

Yield to Maturity	3.907%	5.226%

Coupon	3.800%	5.200%

Public Offering Price	99.112% plus accrued interest, if any, from August 15, 2013	99.602% plus accrued interest, if any, from August 15, 2013

Optional Redemption	Make whole call UST +20 bps at any time prior to June 15, 2023 (the date three months prior to the Maturity Date)	Make whole call UST +25 bps at any time prior to March 15, 2043 (the date six months prior to the Maturity Date)

At Par Optional Redemption	On or after June 15, 2023 (the date three months prior to the Maturity Date)	On or after March 15, 2043 (the date six months prior to the Maturity Date)

CUSIP	15135UAJ8	15135UAK5

ISIN	US15135UAJ88	US15135UAK51

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Merrill Lynch, Pierce, Fenner & Smith Incorporated

	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Senior Co-Managers	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBS Securities Inc. Scotia Capital (USA) Inc.	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBS Securities Inc. Scotia Capital (USA) Inc.

Co-Managers	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322

Barclays Capital Inc. toll free at 1-888-603-5847

J.P. Morgan Securities LLC collect at 1-212-834-4533

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE V

Significant Subsidiaries

FCCL Partnership

WRB Refining LP

Cenovus FCCL Ltd.

CENOVUS ENERGY INC.

Debt Securities

Standard Provisions

August 12, 2013

From time to time Cenovus Energy Inc., a Canadian corporation (the “Corporation”), proposes to enter into one or more Pricing Agreements (each a “Pricing Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and, subject to the terms and conditions stated herein and therein, to issue and sell to the firms named in Schedule I to the applicable Pricing Agreement (such firms constituting the “Underwriters” with respect to such Pricing Agreement and the securities specified therein) certain of its debt securities (the “Securities”) specified in Schedule II to such Pricing Agreement (with respect to such Pricing Agreement, the “Designated Securities”).  The Securities may be issued in one or more series.

The terms and rights of any particular issuance of Designated Securities shall be as specified in the Pricing Agreement relating thereto and in or pursuant to the indenture (the “Indenture”) identified in such Pricing Agreement. Each particular Pricing Agreement shall be deemed to incorporate the provisions hereof (these “Standard Provisions”) into such Pricing Agreement, and each such Pricing Agreement, together with the Standard Provisions so incorporated therein, is collectively referred to herein as the “Pricing Agreement”.

1.                                      Particular sales of Designated Securities may be made from time to time to the Underwriters of such Securities, for whom the firms designated as representatives of the Underwriters of such Securities in the Pricing Agreement relating thereto will act as representatives (the “Representatives”).  The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to an Underwriter or Underwriters who act without any firm being designated as its or their representatives.  The obligation of the Corporation to sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Pricing Agreement with respect to the Designated Securities specified therein.  Each Pricing Agreement shall specify the aggregate principal amount of such Designated Securities, the initial public offering price of such Designated Securities, the purchase price to the Underwriters of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters and the principal amount of such Designated Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of such Designated Securities and payment therefor.  The Pricing Agreement shall also specify (to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto) the terms of such Designated Securities.  A Pricing Agreement shall be in the form of an executed writing (which may be executed and delivered in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted.  The obligations of the Underwriters under each Pricing Agreement shall be several and not joint.

2.                                      The Corporation represents and warrants to, and agrees with, each of the Underwriters, as of the date of each Pricing Agreement and as of the Time of Delivery referred to in the schedule to each such Pricing Agreement, that:

(a)                                 The Corporation meets the requirements under the Canadian securities laws, rules, regulations and orders applicable to the Corporation (“Canadian Securities Law”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in Canadian National Instrument 44-102 (the “Shelf Procedures”); a preliminary short form shelf prospectus and a short form shelf prospectus in respect of the Securities have been filed with the Alberta Securities Commission (the “Reviewing Authority”); a receipt has been issued by the Reviewing Authority in respect of such short form shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Designated Securities has been filed with the Reviewing Authority; no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the knowledge of the Corporation, threatened by the Reviewing Authority (the final short form shelf prospectus filed with the Reviewing Authority for which a receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of each Pricing Agreement, if applicable, being hereinafter called the “Canadian Shelf Prospectus”; any reference herein to the Canadian Shelf Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; the preliminary prospectus supplement relating to the Designated Securities provided to the Underwriters for purposes of marketing the Designated Securities and filed with the Reviewing Authority pursuant to the Shelf Procedures and Canadian Securities Law is hereinafter referred to as the “Canadian Preliminary Prospectus Supplement”; the prospectus supplement relating to the Designated Securities to be filed with the Reviewing Authority pursuant to the Shelf Procedures and the Canadian Securities Law in accordance with Section 5(a) hereof is hereinafter called the “Canadian Prospectus Supplement”; and the Canadian Shelf Prospectus, as supplemented by the Canadian Preliminary Prospectus Supplement, is hereinafter called the “Canadian Prospectus” until such time as the Canadian Prospectus Supplement is filed with the Reviewing Authority, after which time “Canadian Prospectus” shall mean the Canadian Shelf Prospectus as supplemented by the Canadian Prospectus Supplement);

(b)                                 The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended (including the rules and regulations of the Securities and Exchange Commission (the “Commission”)  thereunder, the “Securities Act”), has filed a registration statement on Form F-10 (File No. 333-188478) in respect of the Securities and an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of such registration statement with the Commission and has caused the Trustee (as defined in the Indenture) to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”); such registration statement and any post effective amendment thereto, in each case including the Canadian Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), each in the form heretofore delivered or to be delivered to the Representatives, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, have been declared effective by the Commission in such form; the Corporation has filed with the Commission a preliminary prospectus supplement relating to the offering of the Designated Securities; no other document with respect to such registration statement and no other document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Reviewing Authority, except for any documents filed with the Commission or the Reviewing Authority subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for each of the other Underwriters; no stop order suspending the effectiveness of such registration statement has been issued and, to the knowledge of the Corporation, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement (and any further amendments thereto), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, but excluding the Form T-1 of the Trustee, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto or filing pursuant to General Instruction II.L. of Form F-10 under the Securities Act, are hereinafter collectively called the “Registration Statement”; the base prospectus filed as part of the Registration Statement relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of the Pricing Agreement, is hereinafter called the “U.S. Basic Prospectus”; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Corporation filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, including the rules and regulations of the Commission thereunder (the “Exchange Act”) after the effective date of the initial Registration Statement that is incorporated by reference in the Registration Statement; the preliminary prospectus relating to the offering of the Designated Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act is hereinafter called the “U.S. Preliminary Prospectus Supplement”; the final prospectus supplement to be filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act in accordance with Section 5(a) hereof is hereinafter called the “U.S. Prospectus Supplement”; the U.S. Basic Prospectus, as amended and supplemented (including the U.S. Preliminary Prospectus Supplement but excluding any supplement relating only to a prior offering of Securities) immediately prior to the Applicable Time (as defined in the applicable Pricing Agreement) is hereinafter called the “U.S. Pricing Prospectus”; the U.S. Basic Prospectus, as supplemented by the U.S. Preliminary Prospectus Supplement, is hereinafter called the “U.S. Prospectus” until such time as the U.S. Prospectus Supplement is filed with the Commission, after which time the U.S. Prospectus shall mean the U.S. Basic Prospectus as supplemented by the U.S. Prospectus Supplement; any reference herein to the Canadian Prospectus, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of such prospectus; any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Designated Securities is hereinafter called an “Issuer Free Writing Prospectus”; and any reference to any amendment or supplement to any Canadian Prospectus, the U.S. Basic Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus shall be deemed to refer to and include any documents filed after the date of such prospectus, under Canadian Securities Law or the Exchange Act, as the case may be, and incorporated by reference in such prospectus;

(c)                                  The U.S. Pricing Prospectus as supplemented by the final term sheet prepared and filed pursuant to Section 5(a) hereof and attached as Schedule IV to the Pricing Agreement and such additional documents as are specified in Schedule II to the Pricing Agreement taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time and as of the Time of Delivery did not and will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule III(a) to the Pricing Agreement does not conflict with the information contained in the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in the U.S. Pricing Prospectus or an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by the Representatives on behalf of the Underwriters of such Designated Securities, expressly for use therein;

(d)                                 The documents incorporated by reference in the Canadian Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus, when they were filed with the Reviewing Authority, conformed in all material respects to the requirements of Canadian Securities Law, and, to the extent filed pursuant to the Exchange Act, to any applicable requirements of the Exchange Act when they were filed with the Commission, provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by the Representatives on behalf of the Underwriters of such Designated Securities, expressly for use in the Registration Statement or any prospectus relating to such securities or to the Form T-1 of the Trustee; and no such documents were filed with the Reviewing Authority or the Commission since the Reviewing Authority’s or the Commission’s respective close of business on the business day immediately prior to the date of the Pricing Agreement, except as set forth on Schedule III(b) to the Pricing Agreement;

(e)                                  The Registration Statement, the U.S. Prospectus and the Canadian Prospectus conform, and any further amendments or supplements to the Registration Statement, the U.S. Prospectus or the Canadian Prospectus as of their respective filing or effective dates will conform, in all material respects, with the applicable requirements of Canadian Securities Law and the Securities Act and the Trust Indenture Act of 1939, as amended (including the rules and regulations of the Commission thereunder, the “Trust Indenture Act”); no order preventing or suspending the use of the Registration Statement, any U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission or the Reviewing Authority, and each part of the Registration Statement and any amendment thereto, as of their applicable effective dates and at the date of the applicable Pricing Agreement, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus and the Canadian Prospectus and in each case any amendment or supplement thereto, as of their applicable dates and at the Time of Delivery, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by the Representatives on behalf of the Underwriters of such Designated Securities expressly for use in such Registration Statement, U.S. Prospectus and Canadian Prospectus, as the case may be, relating to such Designated Securities or to the Form T-1 of the Trustee;

(f)                                   Since the respective dates as of which information is given in the Registration Statement, in the Pricing Disclosure Package, in the U.S. Prospectus and in the Canadian Prospectus, except as otherwise stated therein, there has been no material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Corporation and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business (a “Material Adverse Effect”);

(g)                                  The Corporation has been duly amalgamated, and is a validly subsisting corporation under the laws of Canada, with corporate power and capacity to own its properties and conduct its business as described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus;

(h)                                 Each subsidiary and partnership of the Corporation with total assets that exceed 10 percent of the total consolidated assets of the Corporation or revenues that exceed 10 percent of the total consolidated revenues of the Corporation as at and for the period ending on the date specified in the applicable Pricing Agreement (which date shall be the end of the most recent period for which financial statements of the Corporation are included or incorporated in the Pricing Disclosure Package and the U.S. Prospectus), each of which is listed in Schedule V to the Pricing Agreement (each a “Significant Subsidiary”), has been duly organized and is subsisting and in good standing, if applicable, under the laws of the jurisdiction of its incorporation or organization, has corporate, or in the case of partnerships, appropriate power and authority or capacity to own, directly or indirectly, lease and operate its properties and to conduct its business as described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus; except as otherwise disclosed in the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, all of the issued and outstanding shares (or other equity interests) of each such Significant Subsidiary have been duly authorized and validly issued, are fully paid and non assessable and are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the shares of any Significant Subsidiary was issued in violation of any preemptive or similar right of any securityholder of such Significant Subsidiary;

(i)                                     The Corporation has an authorized capitalization as set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, and all of the issued and outstanding shares of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable;

(j)                                    The Designated Securities have been duly authorized, and, when Designated Securities are issued and delivered pursuant to the Pricing Agreement with respect to such Designated Securities, such Designated Securities will have been duly executed by the Corporation and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in the Pricing Agreement with respect to such Designated Securities, will constitute valid and legally binding obligations of the Corporation entitled to the benefits of the Indenture, which will be substantially in the form filed as an exhibit to the Registration Statement; the Indenture has been duly authorized by the Corporation and duly qualified under the Trust Indenture Act and, when duly executed and delivered by the Corporation and the Trustee, the Indenture will constitute a valid and legally binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Indenture and the Designated Securities will each conform, in all material respects, to the descriptions thereof contained in the Pricing Disclosure Package and the U.S. Prospectus as amended or supplemented with respect to such Designated Securities;

(k)                                 The issue and sale of the Designated Securities and the compliance by the Corporation with all of the provisions of the Designated Securities, the Indenture and the Pricing Agreement with respect to such Designated Securities, and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation or any of its Significant Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Significant Subsidiaries is subject, which individually or in the aggregate would result in a Material Adverse Effect, nor will such action result in any violation of (i) the provisions of the constating documents and bylaws of the Corporation, or (ii) any statute or any order, rule or regulation of any court or governmental agency or body (“Governmental Agency”) having jurisdiction over the Corporation or any of its Significant Subsidiaries or any of their respective properties that, in the case of (ii) only, would result in a Material Adverse Effect; and no consent, approval, authorization, order, registration, clearance or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Designated Securities or the consummation by the Corporation of the transactions contemplated by the Pricing Agreement with respect to such Designated Securities, except such as have been, or will have been, prior to the Time of Delivery (as defined in Section 4 below), obtained under the Canada Business Corporations Act (the “CBCA”), Canadian Securities Law, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;

(l)                                     Other than as set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, neither the Corporation nor any of its subsidiaries is in violation of its articles and by-laws, if applicable, or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except as would not result in a Material Adverse Effect;

(m)                             The statements set forth or to be set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus under the captions “Description of Debt Securities” and “Description of the Notes”, insofar as they purport to constitute a summary of the terms of the Securities or the Designated Securities, as the case may be, and under the caption “Certain Income Tax Considerations”, insofar as they purport to describe the provisions of the laws and documents referred to therein, constitute, or will constitute, in all material respects, fair and adequate summaries of the matters referred to therein;

(n)                                 Other than as set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject which, if determined adversely to the Corporation or any of such subsidiaries, would result in a Material Adverse Effect; and, to the Corporation’s knowledge, no such proceedings are contemplated by any Governmental Agency or by others;

(o)                                 The Corporation is not and, after giving effect to the offering and the sale of the Designated Securities and the application of their proceeds as described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus as supplemented with respect to such Designated Securities, will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(p)                                 At the time of filing the Registration Statement, at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Designated Securities and as of the date of the Pricing Agreement, the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(q)                                 The Corporation and its subsidiaries each owns all properties and assets described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, free and clear of all liens, charges, encumbrances or restrictions, except such as (A) are described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, (B) would be “Permitted Liens” as defined in the Disclosure Package, the U.S. Prospectus and the Canadian Prospectus pursuant to subsections (ii) through (xiv) within such definition, or (C) are neither material in amount nor materially significant in relation to the business of the Corporation and its subsidiaries, taken as a whole; except as are described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, all of the leases and subleases material to the business of the Corporation and its subsidiaries, taken as a whole, and under which the Corporation or any subsidiary holds properties described in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus are in full force and effect, and neither the Corporation nor any subsidiary has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Corporation or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of such entity to the continued possession of the leased or subleased premises under any such lease or sublease, otherwise than as set forth or contemplated in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus or as would not individually or in the aggregate result in a Material Adverse Effect;

(r)                                    Other than as set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, and except as would not individually or in the aggregate result in a Material Adverse Effect, (A) the Corporation and its subsidiaries are each in compliance with all applicable Environmental Laws (as defined below), (B) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Corporation, threatened Environmental Claims (as defined below) against the Corporation or any subsidiary, and (D) there are no circumstances with respect to any property or operations of the Corporation or any subsidiary that are reasonably likely to form the basis of an Environmental Claim against the Corporation or any subsidiary;

For purposes of this subsection, the following terms shall have the following meanings:  “Environmental Laws” means any Canadian or United States (or other applicable jurisdiction’s) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority.  “Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of noncompliance or violation, investigation or proceeding relating in any way to any Environmental Laws;

(s)                                   Other than as set forth in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, the Corporation and its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their properties and conduct their businesses as described in the Pricing Disclosure Package, the U.S. Prospectus and Canadian Prospectus, except where such failure would not result in a Material Adverse Effect;

(t)                                    The applicable Pricing Agreement, as of the date thereof, has been duly authorized, executed and delivered by the Corporation;

(u)                                 The Corporation is not aware of any defects in title to its core oil and gas properties or its material assets and facilities which are used in the production and marketing of oil and gas that, in the aggregate, would result in a Material Adverse Effect;

(v)                                 Neither the Corporation nor any of its subsidiaries or partnerships or, to the knowledge of the Corporation, any director, officer, employee, agent, affiliate or representative of the Corporation, its subsidiaries or partnerships is an individual or entity (“Person”) currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), or the Canadian government (collectively, “Sanctions”), nor is the Corporation, its subsidiaries or partnerships located, organized or resident in a country or territory that is the subject of Sanctions.

It will not, directly or indirectly, use the proceeds of the transaction, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(w)                               The consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus, together with the related notes, present fairly the financial position of the Corporation and its consolidated subsidiaries at the dates indicated and the earnings, retained earnings and cash flows of the Corporation and its consolidated subsidiaries for the periods specified; said consolidated financial statements comply as to form with the applicable accounting requirements of the Securities Act and Canadian Securities Law as interpreted and applied by the Reviewing Authority or the Commission, as applicable, and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved; and the selected financial information included in the Pricing Disclosure Package, the U.S. Prospectus and the Canadian Prospectus presents fairly the information shown therein;

(x)                                 There are no contracts or documents which are required to be described in the Registration Statement, in the Pricing Disclosure Package, in the U.S. Prospectus or in the Canadian Prospectus or to be filed as exhibits thereto which have not been so described and filed as required; there are no reports or information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Designated Securities that have not been made publicly available as required; and there are no documents, other than the prospectus supplement relating to the Designated Securities, required to be filed with the Reviewing Authority in connection with the Canadian Prospectus that have not been filed as required;

(y)                                 The Corporation and its subsidiaries have not, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(z)                                  To the best of the Corporation’s knowledge, PricewaterhouseCoopers LLP, who have audited certain financial statements of the Corporation and its subsidiaries, are independent public accountants as required by the Securities Act and the rules and regulations of the Commission thereunder;

(aa)                          The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(bb)                          The Corporation and its subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act); such internal control over financial reporting and procedures are effective and the Corporation and its subsidiaries are not aware of any material weakness in their internal control over financial reporting;

(cc)                            The Corporation and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective; and

(dd)                          There is and has been no failure on the part of the Corporation and any of the Corporation’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

3.                                      (a)                                 The Representatives represent that they have notified the Corporation of the earliest time that an offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Designated Securities;

(b)                                 Upon the execution of the Pricing Agreement applicable to any Designated Securities and authorization by the Representatives of the release of such Designated Securities, the several Underwriters propose to offer such Designated Securities for sale upon the terms and conditions set forth in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus, as amended or supplemented in relation to such Designated Securities; and

(c)                                  Each Underwriter represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver any of the Designated Securities purchased by it under the Pricing Agreement, in Canada or to any resident of Canada.  Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Designated Securities that may be entered into by such Underwriter.

4.                                      Designated Securities to be purchased by each Underwriter pursuant to the Pricing Agreement relating thereto, in the form specified in such Pricing Agreement, and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Corporation, shall be delivered by or on behalf of the Corporation to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor by wire transfer of immediately available funds to the account specified by the Corporation to the Representatives of the Underwriters designated for the applicable Designated Securities at least forty-eight hours in advance, all in the manner and at the place and time and date specified in such Pricing Agreement or at such other place and time and date as the Representatives and the Corporation may agree upon in writing, such time and date being herein called the “Time of Delivery” for such Securities.

5.                                      The Corporation agrees with each of the Underwriters of any Designated Securities:

(a)                                 To prepare a final supplement to the Canadian Prospectus and the U.S. Prospectus in relation to the applicable Designated Securities in a form approved by the Representatives, acting reasonably, and to file (i) such supplement to the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of the Pricing Agreement relating to the Designated Securities and (ii) such supplement to the U.S. Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the business day following the date of the filing thereof with the Reviewing Authority; to make no further amendment or any supplement to the Registration Statement, the Canadian Prospectus, the U.S. Basic Prospectus or the U.S. Prospectus, in each case after the date of the Pricing Agreement and prior to the Time of Delivery for such Designated Securities, unless such amendment or supplement is approved by the Representatives, acting reasonably, after reasonable notice thereof; to prepare a final term sheet, containing solely a description of the Designated Securities in a form approved by the Underwriters and to file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such Rule; to file promptly all material required to be filed by the Corporation with the Commission pursuant to Rule 433(d) under the Securities Act; to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities; to file promptly all reports required to be filed by the Corporation with the Reviewing Authority pursuant to Canadian Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required in connection with the offering or sale of such Securities, and during such period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement, U.S. Basic Prospectus or U.S. Prospectus has been filed or becomes effective or any supplement to the U.S. Prospectus or the Canadian Prospectus or any amended U.S. Prospectus or Canadian Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such securities for offering or sale in any jurisdiction, of the initiation or, to the knowledge of the Corporation, the threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Prospectus, the U.S. Basic Prospectus or the U.S. Prospectus or for additional information relating to the Securities, the Canadian Prospectus, the Registration Statement, the U.S. Basic Prospectus or the U.S. Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use commercially reasonable efforts to obtain the withdrawal of such order;

(b)                                 From time to time to take such action as the Representatives may reasonably request to qualify such Designated Securities for offering and sale under the securities laws of such jurisdictions in the United States as the Representatives and the Corporation may agree and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Designated Securities, provided that in connection therewith the Corporation shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction in the United States or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(c)                                  To furnish the Underwriters, as soon as practicable, but not later than 10:00 a.m., New York City time, on the second Business Day (as defined in Section 17) following the date of the Pricing Agreement, with copies of the U.S. Prospectus in New York City as amended or supplemented in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required with respect to any Designated Securities at any time in connection with the offering or sale of the Securities and if at such time any event shall have occurred as a result of which the Pricing Disclosure Package, the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when any such prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) or the Canadian Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Canadian Prospectus, the Pricing Disclosure Package or the U.S. Prospectus or to file any document incorporated by reference in the Canadian Prospectus, the Pricing Disclosure Package or the U.S. Prospectus in order to comply with Canadian Securities Law, the Securities Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon their approval, acting reasonably, to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended U.S. Pricing Prospectus, U.S. Prospectus or a supplement to the U.S. Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) in connection with sales of any of the Designated Securities at any time nine months or more after the time of issue of the U.S. Prospectus, upon such Underwriter’s request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as such Underwriter may reasonably request of an amended or supplemented U.S. Prospectus complying with Section 10(a)(3) of the Securities Act;

(d)                                 To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Corporation and its subsidiaries on a consolidated basis (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Corporation, Rule 158);

(e)                                  During the period beginning from the date of the Pricing Agreement for such Designated Securities and continuing to and including the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Corporation which mature more than one year after such Time of Delivery and which are substantially similar to such Designated Securities, without the prior written consent of the Representatives; and

(f)                                   The Corporation will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of the Designated Securities.

6.                                      In connection with any free writing prospectus:

(a)                                 (i)  The Corporation represents and agrees that, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Designated Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act; (ii) each Underwriter represents and agrees that, without the prior consent of the Corporation and each of the Representatives it has not made and will not make any offer relating to the Designated Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a free writing prospectus required to be filed by the Corporation with the Commission, other than (x) one or more term sheets relating to the Designated Securities containing customary information (which, in their final form, will not be inconsistent with the final term sheet prepared and filed pursuant to Section 5(a) hereof) sent via customary methods of delivery (including over the Bloomberg system or other electronic means) and (y) the information contained in the final term sheet listed on Schedule IV to the Pricing Agreement and (iii) each of the Corporation and each Representative represents and agrees that any such free writing prospectus the use of which has been consented to by the Corporation and the Representatives (including the final term sheet prepared and filed pursuant to Section 5(a) hereof) is listed on Schedule III(a) to the Pricing Agreement;

(b)                                 The Corporation represents and agrees that it has complied and will comply with the requirements of Rule 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

(c)                                  The Corporation agrees that if at any time following the issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Corporation will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Corporation by an Underwriter expressly for use in such Issuer Free Writing Prospectus.

7.                                      The Corporation covenants and agrees with the several Underwriters that the Corporation will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Corporation’s counsel and accountants in connection with the registration of the Securities under the Securities Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the U.S. Basic Prospectus, the Pricing Disclosure Package, any U.S. Prospectus and amendments and supplements thereto, any Issuer Free Writing Prospectus, and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing any Pricing Agreement, any Indenture, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Designated Securities; (iii)

all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel in connection with such qualification and in connection with any Blue Sky memoranda; (iv) any fees charged by securities rating services for rating the Securities; (v) the fees and expenses of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; (vi) all expenses and taxes arising as a result of the issuance, sale and delivery of the Designated Securities by the Underwriters to the initial purchasers thereof in the manner contemplated under the Pricing Agreement, including stamp or transfer taxes in connection with the original sale of Designated Securities and (vii) all other reasonable costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section.  It is understood, however, that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel.

8.                                      In the discretion of the Representatives, the obligations of the Underwriters of any Designated Securities under the Pricing Agreement relating to such Designated Securities shall be subject to the condition that all representations and warranties and other statements of the Corporation in or incorporated by reference in the Pricing Agreement relating to such Designated Securities are, at and as of the Time of Delivery for such Designated Securities, true and correct, the condition that the Corporation shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)                                 (i) The Canadian Prospectus Supplement in relation to the applicable Designated Securities shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) the U.S. Prospectus Supplement in relation to the applicable Designated Securities shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(a) hereof; the final term sheet contemplated by Section 5(a) hereof, and any other material required to be filed by the Corporation pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; no order of the Reviewing Authority to cease distribution of the Designated Securities shall have been issued, and no proceedings for such purpose shall have been instituted or threatened; and all requests for additional information on the part of the Reviewing Authority or the Commission shall have been complied with.

(b)                                 U.S. Counsel for the Underwriters shall have furnished to the Representatives such written opinion or opinions, dated the Time of Delivery for such Designated Securities, with respect to the Pricing Agreement, the Designated Securities, the Registration Statement, the U.S. Prospectus as well as such other related matters as the Representatives may reasonably request, and such counsel shall have received such information as they may reasonably request to enable them to pass upon such matters.

(c)                                  Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation, or such other counsel as the Corporation may select which is satisfactory to the Representatives, acting reasonably, shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i)                                     Each Significant Subsidiary incorporated under the laws of Delaware (collectively, the “Delaware Subsidiaries”) is validly existing as a corporation in good standing under the laws of the state of Delaware, with corporate power and authority to own its properties and conduct its business as described in the Pricing Disclosure Package and the U.S. Prospectus.

(ii)                                  Each of the Registration Statement, the U.S. Pricing Prospectus and the U.S. Prospectus, as of its respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them and the Form T-1, as to which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

(iii)                               No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel need express no opinion) is required under any Applicable Law for the issuance or sale of the Designated Securities or the performance by the Corporation of its obligations under the Pricing Agreement, the Designated Securities and the Indenture.  For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Pricing Agreement.

(iv)                              The Indenture (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Corporation.  The Indenture constitutes the legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  The Indenture has been duly qualified under the Trust Indenture Act.

(v)                                 The Designated Securities (to the extent execution, issuance and delivery are governed by the laws of the State of New York), have been duly executed and delivered by the Corporation, and when issued by the Corporation against payment as provided in the Pricing Agreement with respect to such Designated Securities, will have been duly issued and will constitute the legal, valid and binding obligations of the Corporation entitled to the benefits of the Indenture enforceable against the Corporation in accordance with their terms, except that the enforceability of the Designated Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  The Designated Securities are in the form contemplated by the Indenture.

(vi)                              The Pricing Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Corporation.

(vii)                           The Corporation is not and, after giving effect to the offering and the sale of the Designated Securities and the application of their proceeds as described in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Use of Proceeds”, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(viii)                        The statements in the Pricing Disclosure Package and the U.S. Prospectus under the caption “Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal statutes, rules and regulations or portions thereof, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

(ix)                              Under the laws of the State of New York relating to submission to jurisdiction, the Corporation has, pursuant to Section 15 of the Standard Provisions, and pursuant to Section 113 of the Indenture, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to the Pricing Agreement or the transactions contemplated thereby or the Indenture, as the case may be, has validly and irrevocably waived any objection to the venue of a proceeding in any state court located in the State of New York, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in the Pricing Agreement and, for so long as any of the Designated Securities are outstanding, has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in the Indenture; and service of process effected on the Authorized Agent in the manner set forth therein will be effective to confer valid personal jurisdiction over the Corporation. This opinion (ix) is subject to the qualification that such counsel need express no opinion as to the enforceability of forum selection clauses in the federal courts.

(x)                                 The issuance and sale of the Designated Securities by the Corporation, the execution and delivery by the Corporation of the Pricing Agreement, the Designated Securities and the Indenture and the performance by the Corporation of its obligations thereunder will not (i) result in a violation of the charter or by-laws of the Delaware Subsidiaries, (ii) breach or result in a default under any agreement, indenture or instrument governed by the laws of the State of New York and listed on a schedule to such counsel’s opinion, or (iii) violate Applicable Law or any judgment, order or decree of any New York or Federal court or any governmental authority binding upon the Corporation listed on a schedule to such counsel’s opinion, except in the case of clause (ii) above, such counsel expresses no opinion with respect to any provision of any agreement, indenture or instrument listed on such schedule to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination and except where, in the case of (ii) and (iii) above, the breach would not have a Material Adverse Effect; provided, however, that for purposes of clause (iii) of this paragraph (x), the term “Applicable Law” shall not include federal and state securities laws.

(xi)                              The statements in the Pricing Disclosure Package and the U.S. Prospectus under the captions “Description of Debt Securities” and “Description of the Notes”, insofar as such statements constitute summaries of the Designated Securities and the Indenture, are accurate and fair summaries of the matters stated therein.

In addition, such counsel shall state that they have participated in the preparation of the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus and in conferences with officers and other representatives of the Corporation, representatives of the independent auditor for the Corporation and representatives of the Underwriters at which the contents of the Registration Statement, the Pricing Disclosure Package and the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to investigate or verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Disclosure Package or the U.S. Prospectus, except for those referred to in paragraphs (viii) and (xi) above, on the basis of the foregoing, no facts have come to such counsel’s attention that cause such counsel to believe that (A) at the time it became effective and as of the Applicable Time the Registration Statement (other than the financial statements and other financial data either contained in or omitted from the Registration Statement, the Form T-1, the information derived from the reports of the independent qualified reserves evaluators, in reliance on the authority of such firms as “experts” within the meaning of the Securities Act, included or incorporated by reference in the Registration Statement as to which such counsel need express no belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) as of the Applicable Time, the Pricing Disclosure Package (other than the financial statements and other financial data, either contained in or omitted from the Pricing Disclosure Package, the information derived from the reports of the independent qualified reserves evaluators, in reliance on the authority of such firms as “experts” within the meaning of the Securities Act, included or incorporated by reference in the Pricing Disclosure Package, as to which such counsel need express no belief) contained any untrue statement of material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) as of the date of the U.S. Prospectus Supplement and as of the Time of Delivery, the U.S. Prospectus (other than the financial statements and other financial data, either contained in or omitted from the U.S. Prospectus, the information derived from the reports of the independent qualified reserves evaluators, in reliance on the authority of such firms as “experts” within the meaning of the Securities Act, included or incorporated by reference in the U.S. Prospectus, as to which such counsel need express no belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements in the U.S. Prospectus, in the light of the circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Corporation and public officials.

(d)                                 Norton Rose Fulbright Canada LLP, Canadian counsel for the Corporation, or such other counsel as the Corporation may select which is satisfactory to the Representatives, acting reasonably, shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives to the effect that:

(i)                                     The Corporation is validly existing as a corporation under the laws of Canada.

(ii)                                  The Corporation’s authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series, subject to the limitations on the issuance of First Preferred Shares and Second Preferred Shares as set forth in the articles of the Corporation.

(iii)                               The Corporation has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus.

(iv)                              The Corporation has all requisite corporate power and capacity to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and, to the extent execution and delivery are governed by Alberta law, duly executed and delivered by the Corporation.

(v)                                 The Indenture has been duly authorized and, to the extent execution and delivery are governed by Alberta law, duly executed and delivered by the Corporation; and the Corporation has all requisite corporate power and capacity to perform its obligations under the Indenture.

(vi)                              The Corporation has all requisite corporate power and capacity to execute and issue the Designated Securities and to incur the obligations provided for therein, the Designated Securities have been duly authorized and, to the extent delivery and issuance are governed by Alberta law, the global notes representing the Designated Securities (the “Global Notes”) have been duly executed and delivered by the Corporation and, upon satisfaction of the requirements for issuance set forth in the Indenture, the Global Notes will have been duly issued by the Corporation.

(vii)                           The Corporation is a “reporting issuer” in the Province of Alberta and is not on the list of defaulting reporting issuers maintained by the Reviewing Authority.

(viii)                        The Indenture and the issuance of debt securities thereunder are subject to and comply with the CBCA except that an exemption order has been obtained under subsection 82(3) of the CBCA to exempt the Indenture from the application of Part VIII of the CBCA, including to permit a non-Canadian trust company to act as trustee under the Indenture; no registration, filing or recording of the Indenture under the laws of Canada or the Province of Alberta is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Designated Securities issued thereunder.

(ix)                              The form of each of the Global Notes and the terms of the Global Notes have been duly approved by the Corporation.

(x)                                 A receipt has been obtained from the Reviewing Authority in respect of the Canadian Shelf Prospectus and, to such counsel’s knowledge, the Reviewing Authority has not revoked such receipt, no order having the effect of ceasing or suspending the distribution of the securities of the Corporation has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority.

(xi)                              The Canadian Prospectus and each document filed with the Reviewing Authority and incorporated by reference in the Canadian Prospectus, and each amendment or supplement thereto, if any, as of their respective effective dates or issue dates (other than the financial statements included or incorporated by reference therein, as to which such counsel expresses no opinion), when they were filed with the Reviewing Authority, appear on their face to have been appropriately responsive in all material respects to the formal requirements of Alberta Securities Laws as interpreted and applied by the Reviewing Authority.

(xii)                           The information in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus under “Description of Debt Securities”, “Description of the Notes” and

“Certain Income Tax Considerations — Certain Canadian Federal Income Tax Considerations”, and in Part II of the Registration Statement under the heading “Indemnification”, to the extent that it constitutes matters of Canadian federal or Alberta law or summaries of legal matters or legal conclusions in relation to Canadian federal or Alberta law, has been reviewed by such counsel and is correct in all material respects.

(xiii)                        All descriptions of Canadian statutes or regulations and references thereto in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus are correct in all material respects, and to the knowledge of such counsel, there are no Canadian statutes or regulations that are required to be described or referred to in the Canadian Prospectus that are not described or referred to therein as required.

(xiv)                       All descriptions in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus (other than the financial statements, including the notes thereto, and financial data) of contracts and other documents which are governed by the laws of the Province of Alberta and to which the Corporation or its subsidiaries are a party are accurate in all material respects.

(xv)                          To the knowledge of such counsel, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Canadian Prospectus or to be filed as exhibits thereto other than those described or referred to therein or filed or incorporated by reference therein.

(xvi)                       Other than as disclosed in the Canadian Prospectus, the Pricing Disclosure Package or the U.S. Prospectus, to the knowledge of such counsel, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Corporation or any subsidiary is a party, or to which the property or assets of the Corporation or any subsidiary is subject, before or brought by any Canadian court or governmental agency or body, which might reasonably be expected to result in an event or circumstance that would have a Material Adverse Effect or which might reasonably be expected to materially adversely affect the properties or assets of the Corporation and its subsidiaries taken as a whole or the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations under this Agreement.

(xvii)                    There are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Designated Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority in connection with the Canadian Prospectus that have not been filed as required.

(xviii)                 The Corporation is eligible to file a short form prospectus with the Reviewing Authority with respect to the debt securities described in the Canadian Shelf Prospectus and to use the rules and procedures for the use of a short form shelf prospectus established in National Instrument 44-102 of the Canadian Securities Administrators with respect to such debt securities.

(xix)                       To the knowledge of such counsel, the Corporation is not in violation of its articles or by-laws or in default in the performance or observance of any material obligation, covenant or condition contained in any of the agreements to which the Corporation is a party listed in a schedule to be attached to such counsel’s opinion.

(xx)                          No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Canadian federal or Alberta court or governmental authority or agency (other than under the CBCA and Alberta Securities Law which have been made or obtained) is necessary or required in connection with the due authorization, execution and delivery of this Agreement or the due execution, delivery or performance of the Indenture by the Corporation or for the offering, issuance, sale or delivery of the Designated Securities pursuant to this Agreement.

(xxi)                       The execution, delivery and performance of this Agreement, the Indenture and the Designated Securities and the consummation of the transactions contemplated in this Agreement and in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus do not and will not, whether with or without the giving of notice or lapse of time or both:

(1)                                 conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to any of the agreements listed in the schedule to be attached to such counsel’s opinion to which the Corporation is a party;

(2)                                 result in any violation of the provisions of the articles or by-laws of the Corporation;

(3)                                 result in any violation of the provisions of any applicable Canadian federal or Alberta law, statute, rule or regulation; or

(4)                                 to the knowledge of such counsel, violate the terms of any judgment, order, writ or decree of any Canadian federal or Alberta government, government instrumentality or court having jurisdiction over the Corporation or any of its properties, assets, or operations.

(xxii)                    A court of competent jurisdiction in the Province of Alberta (an “Alberta Court”) would recognize the choice of the law of the State of New York (“New York Law”) as the proper law governing this Agreement, the Designated Securities and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and legal, and provided that such New York Law is not contrary to public policy as that term is applied by an Alberta Court.

(xxiii)                 If this Agreement, the Designated Securities or the Indenture are sought to be enforced in the Province of Alberta in accordance with the laws applicable thereto as chosen by the parties, namely, New York Law, and an Alberta Court recognizes the choice of New York Law, an Alberta Court would, if specially pleaded and upon appropriate evidence as to such law being adduced, apply the substantive law of New York in the enforcement of such documents as the proper law governing such agreements in accordance with conflicts of law principles applied by Alberta Courts, provided that none of the provisions of this Agreement, the Designated Securities or the Indenture, or of applicable New York Law, are contrary to public policy as that term is applied by an Alberta Court, or otherwise seek to enforce foreign revenue, expropriatory or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Alberta will be applied, including the Limitations Act (Alberta). If the Alberta Court has jurisdiction to hear such an action, it will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by an Alberta Court, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere.

(xxiv)                Such counsel has no reason to believe that an Alberta Court would avoid enforcement of the Indenture, this Agreement or the Designated Securities on the basis of a reasonable interpretation of public policy, as that term is understood under the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(xxv)                   The laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought before an Alberta Court on a final and conclusive in personam judgment of a New York Court granted on the merits for a sum certain respecting the enforcement of this Agreement, the Designated Securities or the Indenture that is not impeachable as void or voidable or otherwise ineffective under the internal laws of New York Law if:

(1)                                 the New York Court tendering such judgment had jurisdiction over the Corporation, as recognized by an Alberta Court (the appointment by the Corporation of CT Corporation System as its agent to receive service of process in the United States under the Registration Statement, the Indenture and this Agreement and the provisions in the Indenture and this Agreement whereby the Corporation has submitted to the non-exclusive jurisdiction of a New York Court and waiver of immunities is sufficient for that purpose);

(2)                                 such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory and in the case of a judgment obtained by default there has been no manifest error in the granting of such judgment;

(3)                                 the enforcement of such judgment would not be inconsistent with public policy as such term is understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(4)                                 the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;

(5)                                 no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by an Alberta Court;

(6)                                 performance of this Agreement, the Designated Securities or the Indenture is not illegal under the laws of the place of performance;

(7)                                 the action to enforce such judgment is commenced within the applicable limitation periods;

(8)                                 the foreign judgment has not otherwise been satisfied; and

(9)                                 such judgment is not inconsistent with a prior judgment of the Alberta Courts.

(xxvi)                The Corporation is subject to the relevant commercial law and common laws of the Province of Alberta and is generally subject to suit in the Province of Alberta and the Corporation does not have any right of immunity from any judicial proceedings in the Province of Alberta.

(xxvii)             No goods and services tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be collectible by an Underwriter in respect of the issuance and sale to an Underwriter of the Designated Securities as contemplated by this Agreement, including the payment or crediting of any commission as contemplated by this Agreement, provided that any such commission is payable in respect of services performed by such Underwriter wholly outside of Canada.

(xxviii)          No stamp duty, registration or documentary taxes, duties or similar charges are payable by the Underwriters under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to the Underwriters of the Designated Securities, the sale and delivery outside Canada by the Underwriters of the Designated Securities to the initial purchasers thereof, or the authorization, execution and delivery of the Indenture and this Agreement.

In addition, such counsel shall state they have participated in the preparation of the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus (but other than the Annual Information Form, have not participated in the preparation of the documents incorporated by reference therein) and in conferences with certain officers and other representatives of and U.S. counsel for the Corporation, representatives of the independent auditor for the Corporation, and the Representatives of the Underwriters, at which the contents of the Canadian Prospectus (including any documents incorporated by reference therein) and related matters were discussed and, although the limitations inherent in the independent verifications of factual matters and the role of such counsel are such that it has not undertaken to investigate or verify independently, is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Canadian Prospectus, the Pricing Disclosure Package and the U.S. Prospectus except for those referred to in the opinion in subsection (xiii) of this Section 8(d), on the basis of the foregoing, no facts have come to such counsel’s attention that cause such counsel to believe that, (a) as of their dates and as of the Time of Delivery, the Canadian Prospectus and the U.S. Prospectus (other than the financial statements and other financial data either contained therein or omitted therefrom and the information derived from the reports of the Corporation’s independent qualified reserves evaluators, in reliance on the authority of such firms as “experts” within the meaning of the Securities Act, included or incorporated by reference in the Canadian Prospectus, as to which such counsel need express no belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements in the Canadian Prospectus in the light of the circumstances under which they were made, not misleading or (b) as of the Applicable Time, the Pricing Disclosure Package (other than the financial statements and other financial data either contained therein or omitted and the information derived from the reports of the Corporation’s independent qualified reserves evaluators, in reliance on the authority of such firms as “experts” within the meaning of the Securities Act, included or incorporated by reference in the Pricing Disclosure Package, as to which such counsel need express no belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements in the Pricing Disclosure Package, in light of the circumstances under which they were made, not misleading.

(e)                                  On the date of the execution of any Pricing Agreement, the Representatives shall have received from the independent auditor of the Corporation a letter dated such date, in form and substance satisfactory to the Representatives, acting reasonably, containing statements and information of the type ordinarily included in the auditor’s “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Corporation contained in the Registration Statement, the U.S. Pricing Prospectus, the U.S. Prospectus and the Canadian Prospectus.

(f)                                   At the Time of Delivery, the Representatives shall have received from the independent auditor of the Corporation a letter dated as of the Time of Delivery, to the effect that they reaffirm the statements made in their letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Time of Delivery and the statements shall be with respect to the U.S. Pricing Prospectus and the U.S. Prospectus.

(g)                                  There shall not have occurred, since the date of the applicable Pricing Agreement, any event which will result in a Material Adverse Effect.

(h)                                 On or after the date of the Pricing Agreement relating to the Designated Securities and prior to the applicable Time of Delivery (i) no downgrading shall have occurred in the rating accorded to the Corporation’s debt securities by any “nationally recognized statistical rating organization”, as that term is defined in Section 3(a)(62) of the Exchange Act, and (ii) no such organization shall have given any notice to the Corporation of any intended or potential decrease in any such rating or publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Corporation’s debt securities.

(i)                                     On or after the date of the Pricing Agreement relating to the Designated Securities, there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a suspension or material limitation in trading in the Corporation’s securities on the New York Stock Exchange or the Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities in New York or Canada declared by relevant authorities or a material disruption in commercial banking or securities settlement services in the United States; (iv) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war or act of terrorism in Canada or the United States, if the effect of any such event specified in this clause (iv) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the U.S. Prospectus as amended or supplemented relating to the Designated Securities or (v) the occurrence of any material adverse change in the existing financial, political or economic conditions in the United States or Canada which, in the judgment of the Representatives, acting reasonably, would materially and adversely affect the financial markets in the United States or Canada or the market for the Designated Securities.

(j)                                    The Corporation shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of officers of the Corporation satisfactory to the Representatives as to the accuracy of the representations and warranties of the Corporation herein at and as of such Time of Delivery, and as to the performance by the Corporation of all of its obligations hereunder to be performed at or prior to such Time of Delivery.

9.                                      (a)                                 The Corporation agrees to indemnify and hold harmless each Underwriter and each person who controls any Underwriter within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus supplement, the Registration Statement, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any U.S. Prospectus or the Canadian Prospectus, or any amendment or supplement thereto, any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus supplement, the Registration Statement, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any U.S. Prospectus, the Canadian Prospectus or any

amendment or supplement thereto, any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by the Representatives on behalf of any Underwriter of Designated Securities expressly for use therein.

(b)             Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Corporation, each of the directors of the Corporation, each of the officers of the Corporation who sign the Registration Statement, and each person who controls the Corporation within the meaning of the Securities Act against any losses, claims, damages or liabilities to which the Corporation may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus supplement, the Registration Statement, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any U.S. Prospectus, the Canadian Prospectus, or any amendment or supplement thereto, any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any preliminary prospectus supplement, the Registration Statement, the U.S. Basic Prospectus, the U.S. Pricing Prospectus, any U.S. Prospectus, the Canadian Prospectus or any amendment or supplement thereto, any other prospectus relating to the Designated Securities, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by such Underwriter through the Representatives expressly for use therein; and will reimburse the Corporation for any legal or other expenses reasonably incurred by the Corporation in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)             Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than under subsection (a) or (b) above.  In case any such action shall be brought against any indemnified party, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, acting reasonably, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation unless such indemnified party shall have reasonably concluded that there may be defenses available to it which are different from, additional to or in conflict with those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party), in which event such legal and other expenses shall be borne by the indemnifying party and paid as incurred (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one action or series of related actions in the same jurisdiction representing the indemnified parties who are parties to such action).  No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)           If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Corporation on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Corporation on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Corporation bear to the total underwriting discounts and commissions received by such Underwriters.  The relative fault of the Corporation on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or such Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.

(e)           The obligations of the Corporation under this Section 9 shall be in addition to any liability which the Corporation may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the

Securities Act; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Corporation and to each person, if any, who controls the Corporation within the meaning of the Securities Act.

10.          (a)           If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Pricing Agreement relating to such Designated Securities, the Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein.  If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated Securities, then the Corporation shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives, acting reasonably, to purchase such Designated Securities on such terms.  In the event that, within the respective prescribed period, the Representatives notify the Corporation that they have so arranged for the purchase of such Designated Securities, or the Corporation notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Corporation, each acting reasonably, shall have the right to postpone the Time of Delivery for such Designated Securities for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the U.S. Prospectus as amended or supplemented, or in any other documents or arrangements, and the Corporation agrees to file promptly any amendments or supplements to the Registration Statement or the U.S. Prospectus which in the opinion of the Representatives, acting reasonably, may thereby be made necessary.  The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Pricing Agreement with respect to such Designated Securities.

(b)           If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Corporation as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Corporation shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Pricing Agreement relating to such Designated Securities and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under such Pricing Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c)           If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Corporation as provided in subsection (a) above, the aggregate principal amount of Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Corporation shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Pricing Agreement relating to such Designated Securities shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Corporation, except for the expenses to be borne by the Corporation and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11.          The respective indemnities, agreements, representations, warranties and other statements of the Corporation and the several Underwriters, as set forth in the Pricing Agreement or made by or on behalf of them, respectively, pursuant to the Pricing Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Corporation, or any officer or director or controlling person of the Corporation, and shall survive delivery of and payment for the Securities.

12.          If any Pricing Agreement shall be terminated pursuant to either Section 10 or Section 8(i) hereof, the Corporation shall not be under any liability to any Underwriter with respect to the Designated Securities covered by such Pricing Agreement except as provided in Sections 7 and 9 hereof; but, if for any other reason Designated Securities are not delivered by or on behalf of the Corporation as provided herein, the Corporation will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including reasonable fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of such Designated Securities, but the Corporation shall then be under no further liability to any Underwriter with respect to such Designated Securities except as provided in Sections 7 and 9 hereof; provided, however, that solely for the purpose of this Section 12, the conditions set forth in Section 8(g) shall not include a change in the condition, financial or otherwise, or in the earnings or business affairs of Canadian oil and gas companies and which materially affects substantially all such companies.

13.          In all dealings hereunder, the Representatives of the Underwriters of Designated Securities shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Pricing Agreement.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives as set forth in the Pricing Agreement; and if to the Corporation shall be delivered or sent by mail, telex or facsimile transmission to the address of the Corporation set forth in the Registration Statement: Attention: Corporate Secretary, with a copy to the Treasurer; provided, however, that any notice to an Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Corporation by the Representatives upon request.  Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14.          Each Pricing Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Corporation and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Corporation and each person who controls the Corporation or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such Pricing Agreement.  No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15.          The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  The Corporation acknowledges that it has irrevocably designated and appointed CT Corporation System, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  The Corporation represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Corporation shall be deemed, in every respect, effective service of process upon the Corporation.

16.                               In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Corporation will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such Underwriter; provided, however, that if, as a result of such variation, the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder (such obligation shall constitute a separate and independent obligation of each Underwriter and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid).  The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

17.                               Time shall be of the essence of each Pricing Agreement.  As used herein, “Business Day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

18.                               These Standard Provisions and each Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

19.                               Each Pricing Agreement may be executed by any one or more of the parties thereto in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

20.                               (a)                                 The Pricing Agreement supersedes all prior agreements and understandings (whether written or oral) between the Corporation and the Underwriters, or any of them, with respect to the subject matter hereof; and

(b)                                 The Corporation and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Pricing Agreement or the transactions contemplated hereby.

Annex I

Pricing Agreement

[Representative(s)]
As Representatives of the several
  Underwriters named in Schedule I hereto,

c/o [Address]

         , 201

Ladies and Gentlemen:

Cenovus Energy Inc., a Canadian corporation (the “Corporation”), proposes, subject to the terms and conditions stated herein and in the Standard Provisions, dated as of                           , 201    , (the “Standard Provisions”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”).  The Standard Provisions are incorporated herein by reference in their entirety, and shall be deemed to be a part of this Agreement to the same extent as if such Standard Provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement.  Each reference to the Representatives herein and in the provisions of the Standard Provisions so incorporated by reference shall be deemed to refer to you.  Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined.  The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 13 of the Standard Provisions and the address of the Representatives referred to in such Section 13 are set forth at the end of Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the U.S. Prospectus, and a supplement to the Canadian Prospectus, respectively, relating to the Designated Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission and the Reviewing Authority.

Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Corporation agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Corporation, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.

[Other Terms]* :

*           A description of particular tax, accounting or other unusual features (such as the addition of event risk provisions) of the Designated Securities should be set forth, or referenced to an attached and accompanying description, if necessary, to ensure agreement as to the terms of the Designated Securities to be purchased and sold.  Such a description might appropriately be in the form in which such features will be described in the Prospectus Supplement for the offering.

Ann1-I

This Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Pricing Agreement may be executed by any one or more of the parties hereto in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us one for the Corporation and each of the Representatives plus one for each counsel counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Corporation.  It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Corporation for examination upon request, but without warranty on the part of the Representatives as to the authority of the signers thereof.

Very truly yours,

CENOVUS ENERGY INC.

By:
Name:
Title:

By:
Name:
Title:

Accepted and agreed as of the date first above written:

[Representative(s)]

By:
Name:
Title:

Acting on behalf of itself and as the Representatives of the several Underwriters

Ann1-II

SCHEDULE I

•% Notes due •

Principal
Amount of
Designated
Securities
to be
Underwriter	Purchased
[Representative(s)]	$
[Names of other Underwriters]	$

Total	$

Sch I-I

SCHEDULE II

•% Notes due •

Title of Designated Securities:

[  %] [Floating Rate] [Zero Coupon] [Notes]

[Debentures] due            ,

Aggregate principal amount:

[$]

Price to Public:

% of the principal amount of the Designated Securities, plus accrued interest[, if any,] from                             to                             [and accrued amortization[, if any,] from                             to                            ]

Purchase Price by Underwriters:

% of the principal amount of the Designated Securities, plus accrued interest from                             to                             [and accrued amortization[, if any,] from                             to                            ]

Form of Designated Securities:

[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Time of Delivery at the office of [the Representatives]]

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Time of Delivery at the office of DTC or its agent.]

Specified funds for payment of purchase price:

Federal (same-day) funds

Applicable Time:

[a.m.][p.m.] (New York City time),                  , 201

Time of Delivery:

a.m. (New York City time),                  , 201

Indenture:

Indenture dated                    , 201    , between the Corporation and The Bank of New York Mellon, as Trustee

Pricing Disclosure Package; Additional Documents:

[Specify Additional Documents, if any]

Maturity:

Interest Rate:

[   %] [Zero Coupon] [See Floating Rate Provisions]

Sch II-I

Interest Payment Dates:

[months and dates, commencing ....................., 201    ]

Redemption Provisions:

[No provisions for redemption]

[The Designated Securities may be redeemed, otherwise than through the sinking fund, in whole or in part at the option of the Corporation, in the amount of [$        ] or an integral multiple thereof,

[on or after       ,     at the following redemption prices (expressed in percentages of principal amount).  If [redeemed on or before        ,    %, and if] redeemed during the 12-month period beginning               ,

Redemption
Year	Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after             ,        , at the election of the Corporation, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

Sinking Fund Provisions:

[No sinking fund provisions]

[The Designated Securities are entitled to the benefit of a sinking fund to retire [$                ] principal amount of Designated Securities on             in each of the years          through                                                                                                       at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Corporation to retire an additional [$                ] principal amount of Designated Securities in the years          through                                                                                                       at 100% of their principal amount plus accrued interest.]

[If Designated Securities are extendable debt securities, insert—

Extendable provisions:

Designated Securities are repayable on           ,           [insert date and years], at the option of the holder, at their principal amount with accrued interest.  The initial annual interest rate will be       %, and thereafter the annual interest rate will be adjusted on           ,             and          to a rate not less than       % of the effective annual interest rate on U.S. Treasury obligations with         —year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Designated Securities are floating rate debt securities, insert—

Sch II-II

Floating rate provisions:

Initial annual interest rate will be       % through          [and thereafter will be adjusted [monthly] [on each          ,         ,            and       ] [to an annual rate of      % above the average rate for           -year [month][securities][certificates of deposit] issued by    and        [insert names of banks].] [and the annual interest rate [thereafter] [from          through         ] will be the interest yield equivalent of the weekly average per annum market discount rate for             -month Treasury bills plus         % of Interest Differential (the excess, if any, of (i) the then current weekly average per annum secondary market yield for         -month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for         -month Treasury bills); [from     and thereafter the rate will be the then current interest yield equivalent plus   % of Interest Differential].]

Defeasance provisions:

Closing location:

Names and addresses of Representatives:

Designated Representatives:

Address for Notices, etc.:

Sch II-III

SCHEDULE III

(a)  Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

Net roadshow related to the offering, dated August 12, 2013.

(b)  Additional Documents Incorporated by Reference:

Sch III-I

SCHEDULE IV

FINAL TERM SHEET

Cenovus Energy Inc.
•% Notes due •

Issuer:	Cenovus Energy Inc.
Principal Amount:	$•
Trade Date:	•
Settlement Date:	•
Maturity Date:	•
Interest Payment Dates:	• and •, beginning •
Pricing Benchmark:	UST •% due •
Benchmark Yield	•%
Spread:	+• bps
Yield to Maturity:	•%
Coupon:	•%
Public Offering Price:	•%
Optional Redemption:	Make whole call UST +• bps
CUSIP:	•
ISIN:	•
Ratings:	•
Joint Bookrunning Managers:	•
Co-Managers:	•

Credit Ratings

[•]

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any

Sch IV-I

underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:  [•]

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Sch IV-II

SCHEDULE V

Significant Subsidiaries